November 20, 2013

Brad Skinner, Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, N.E
Washington, DC 20549

Re:  KapStone Paper and Packaging Corporation Form 10-K for the Year Ended December 31, 2012, filed March 4, 2013, File No. 001-33494

Dear Mr. Skinner:

Reference is made to the Staff’s letter dated November 8, 2013, relating to your review of our Form 10-K for the Year Ended December 31, 2012.  In order to facilitate your review we have responded to each of the comments set forth in the Staff’s Letter, on a point-by-point basis.  The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.

The Company’s responses to the Staff’s comments set forth in the Staff’s Letter are as follows:

Form 10-K for the Fiscal Year Ended December 31, 2012

1.                                      Please provide us with a detailed analysis supporting your determination that you operate in a single reportable segment in accordance with FASB ASC Topic 280-10-50.  As part of your response:

•                  Identify for us your chief operating decision maker (CODM) and describe the factors you considered in determining the CODM.

RESPONSE:

The Chief Operating Decision Maker (‘CODM”) is Roger W. Stone, KapStone’s Chief Executive Officer and Chairman of the Board. Mr. Stone has been identified as the CODM because he has final decision-making authority over allocating resources and assessing performance. Mr. Stone has held this position since the Company’s inception in 2005. In this role, Mr. Stone reviews and approves the annual operating plan, including the capital spending budget, reviews the performance of executive management, and negotiates terms for acquisitions.

•                  Describe for us the processes through which the CODM makes resource allocation decisions and assesses performance and provide copies of the reports or information used in connection with these functions for the year ended December 31, 2012.

RESPONSE:

The CODM is responsible for resource allocation decisions such as approving the Company’s annual operating plan, including capital spending requirements, negotiating terms for acquisitions, reviewing and approving long-term financing decisions, and reviewing executive management performance and making recommendations to the compensation committee on executive compensation The primary metric used by the CODM to make these resource allocation decisions and assess the Company’s performance is adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”).  The CODM reviews monthly consolidated financial results, including consolidated Adjusted EBITDA, to make resource allocations and assess performance. As part of reviewing the monthly consolidated financial statements he meets frequently with the Company’s Chief Operating Officer (“COO”), who is the Segment Manager, to review and discuss operating metrics such as tons produced by the paper mills, fiber costs, safety incidents and capital needs. The COO uses this information to explain the operating performance of the segment to the CODM.  Based on the operating results of the business, measured by consolidated Adjusted EBITDA, the CODM makes decisions on allocating additional resources to the Company’s one operating segment, unbleached kraft paper and corrugated products.  The COO then allocates resources within the operating segment.  The CODM reviews consolidated Adjusted EBITDA as he believes it is the most meaningful metric to assess the Company’s operating performance, compare the Company’s results to competitors, and to measure liquidity.  For compensation purposes, the Company’s incentive compensation plan for the CODM and for the executive management team that reports directly to the CODM is based on consolidated Adjusted EBITDA.  The Company’s debt covenant compliance requirements (fixed charge coverage ratio and total leverage ratio) are calculated based on the Company’s consolidated Adjusted EBITDA.

Our response for copies of the reports or information used in connection with these functions for the year ended December 31, 2012 is provided by our separate letter of even date.

•                  Provide a copy of the information provided to your board of directors for the periods for which you are providing CODM reports.

RESPONSE:

Our response for copies of the information provided to our board of directors for the periods for which we are providing CODM reports is provided by our separate letter of even date.

•                  Provide a copy of your organization chart which identifies your CODM and any positions, roles or functions that report to the CODM.

RESPONSE:

Our response is provided by our separate letter of even date.

To the extent that multiple operating segments have been aggregated to produce your reportable segment, identify those operating segments for us and explain to us how you have applied the aggregation criteria in FASB ASC Topic 280-10-50-11.

RESPONSE:

The Company operates as one segment and therefore the Company does not aggregate multiple operating segments to produce one reportable segment.

The Company acknowledges the following:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K for the Fiscal Year ended December 31, 2012 (the “Filing”);

•                  staff comments or changes to the disclosure in response to the staff comments do not foreclose the Commission from taking any action with respect to the Filings; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning any of the foregoing, please contact me by telephone at (847) 239-8812.

Very truly yours,

/S/ Andrea K. Tarbox

Andrea K. Tarbox

Vice President and Chief Financial Officer